VEON appoints UHY LLP as auditors for VEON Group's 2024 PCAOB Audit Amsterdam and Dubai, 13 November 2024 - VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator, ("VEON" or, together with its subsidiaries, the "Group"), announces that the VEON Board of Directors has re-appointed UHY LLP (“UHY”) as the independent registered public accounting firm for the audit of the Group's consolidated financial statements for the year ended December 31, 2024 in accordance with the standards established by the Public Company Accounting Oversight Board, United States (the "PCAOB Audit"). UHY LLP is an independent member of UHY International. Established in 1986 and based in London, UK, UHY International is a leading network of independent accounting and consulting firms with offices in more than 330 major business centres across 96 countries. UHY is currently ranked 19th among the largest international audit, accounting, tax and consultancy networks, working with publicly listed corporations, large and medium-sized companies, privately owned businesses, not-for-profit and public organisations around the world. About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains "forward-looking statements," as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON's ability obtain a completed audit report from its PCAOB auditor. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information VEON Hande Asik

Group Director of Communications & Strategy pr@veon.com